Exhibit 99.1
EXECUTION COPY
VOTING AGREEMENT
     This VOTING AGREEMENT (this “Agreement”), dated as of April 10, 2011, is entered into by and between Level 3 Communications, Inc., a Delaware corporation (“Parent”), and the entity listed on Schedule A hereto (the “Stockholder”).
     WHEREAS, the Stockholder owns (both beneficially and of record) in the aggregate 29,351,431 shares of the common stock of Global Crossing Limited, a Bermuda exempted company (the “Company”), par value U.S.$0.01 per share (“Company Common Stock”), and 18,000,000 shares of the Company’s 2.0% Cumulative Senior Convertible Preferred Shares, par value U.S.$0.10 per share (the “Convertible Preferred Stock”) (such shares of Company Common Stock and Convertible Preferred Stock together with any shares of Company Common Stock or Convertible Preferred Stock acquired by the Stockholder after the date hereof being collectively referred to herein as the “Shares”);
     WHEREAS, the Company, Parent, and Apollo Amalgamation Sub, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of Parent (“Amalgamation Sub”), have entered into an Agreement and Plan of Amalgamation, dated as of the date hereof (the “Plan of Amalgamation”), and the Company, Parent and Amalgamation Sub will enter into an Amalgamation Agreement in substantially the form attached as an exhibit to the Plan of Amalgamation (the “Amalgamation Agreement”); and
     WHEREAS, the Stockholder has agreed to enter into this Agreement in order to induce Parent to enter into the Plan of Amalgamation and to induce Parent to consummate, and to cause Amalgamation Sub to consummate, the transactions contemplated by the Plan of Amalgamation and the Amalgamation Agreement.
     NOW, THEREFORE, in consideration of Parent’s entering into the Plan of Amalgamation and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
     SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Plan of Amalgamation.
     SECTION 2. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent as follows:
     2.1 Title to the Shares. The Stockholder is the record and beneficial owner of, and has good and marketable title to, the number of shares of Company Common Stock and Convertible Preferred Stock set forth opposite the name of the Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Company Common Stock, or any other securities convertible into or exercisable for any shares of Company Common Stock, including Convertible Preferred Stock (all collectively being “Company Securities”) owned beneficially and of record by the Stockholder. The Stockholder does not have any rights of any nature to acquire any additional Company Securities. The Stockholder owns all of such shares of Company Common Stock and Convertible Preferred Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock or Convertible Preferred Stock owned by it; provided, however, that STT Communications Ltd (“STTC”), the sole direct shareholder of the Stockholder, has granted certain stock options (the “STTC GC Options”) pursuant to the STTC Share Option Plan 2004 (the “STTC GC Stock Option Plan”), to purchase shares of Company Common Stock, of which 617,500 STTC GC Stock Options are outstanding on the date of this Agreement.
     2.2 Organization. The Stockholder is duly organized, validly existing, and in good standing or similar concept under the laws of the jurisdiction of its organization.
     2.3 Authority Relative to this Agreement. The Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity (whether considered in a proceeding in equity or at law).
     2.4 No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by the Stockholder; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the organizational documents of the Stockholder or any other agreement to which the Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder’s property or assets.
     SECTION 3. Covenants of the Stockholder.
     3.1 Restriction on Transfer. The Stockholder hereby covenants and agrees that prior to the termination of this Agreement, Stockholder shall not sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature with respect to the Shares; provided, however, that Stockholder shall be permitted to (i) transfer shares of Company Common Stock upon exercise of the STTC GC

Stock Options, and (ii) convert the shares of Convertible Preferred Stock into shares of Company Common Stock.
     3.2 Additional Shares. Prior to the termination of this Agreement, the Stockholder will promptly notify Parent of the number of any new shares of Company Common Stock, Convertible Preferred Stock or any other Company Securities acquired directly or beneficially by the Stockholder, if any, after the date of this Agreement. Any such shares shall become “Shares” within the meaning of this Agreement.
     3.3 Nonsolicitation.
          (a) Subject to Section 3.3(b), none of the Stockholder or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries), nor shall (directly or indirectly) the Stockholder authorize or permit any of its officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than Parent) relating to any Company Acquisition Proposal, or agree to or endorse any Company Acquisition Proposal; (ii) enter into any agreement to (y) consummate any Company Acquisition Proposal, or (z) approve or endorse any Company Acquisition Proposal; (iii) enter into or participate in any discussions or negotiations in connection with any Company Acquisition Proposal or inquiry with respect to any Company Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Company Acquisition Proposal; or (iv) agree to resolve or take any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. The Stockholder shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Stockholder shall promptly inform their representatives and advisors of the Stockholder’s obligations under this Section 3.3. Any violation of this Section 3.3 by any representative of the Stockholder or its Subsidiaries shall be deemed to be a breach of this Section 3.3 by the Stockholder. For purposes of this Section 3.3, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Stockholder, Parent or any Subsidiaries of Parent. “Company Acquisition Proposal” means any offer or proposal for a merger, amalgamation, reorganization, recapitalization, consolidation, scheme of arrangement, share exchange, business combination or other similar transaction involving the Company or any of the Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of the Company or more than 20% of the assets of the Company and the Subsidiaries taken as a whole, other than the Amalgamation contemplated by the Plan of Amalgamation and the Amalgamation Agreement.
          (b) Notwithstanding the foregoing, the Stockholder, directly or indirectly through its Affiliates, directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Company Stockholders Meeting, engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Company Acquisition Proposal not resulting from or arising out of a breach of Section 3.3(a) of this Agreement or Section 7.4(a) of the Plan of Amalgamation;

provided that the Stockholder shall be permitted to take an action described in this Section 3.3(b) if, and only if, prior to taking such particular action, the Board of Directors of the Company has determined in good faith by a majority vote that such Company Acquisition Proposal constitutes or would reasonably be expected to result in, a Company Superior Proposal. “Company Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party that is not affiliated with the Company to enter into any transaction involving a Company Acquisition Proposal that the Board of Directors of the Company determines in its good faith judgment (after consultation with the Company’s outside legal counsel and financial advisor), would be, if consummated, more favorable to the Company’s stockholders than the Plan of Amalgamation, the Amalgamation Agreement and the Amalgamation, taking into account all terms and conditions of such transaction (including any break-up fees, expense reimbursement provision and financial terms, the anticipated timing, conditions and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals), except that the reference to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “50%”. Reference to “the Plan of Amalgamation”, the “Amalgamation Agreement” and “the Amalgamation” in this paragraph shall be deemed to include any proposed alteration of the terms of the Plan of Amalgamation, the Amalgamation Agreement or the Amalgamation that are agreed to by Parent pursuant to Section 7.4(d) of the Plan of Amalgamation.
          (c) The Stockholder shall notify Parent promptly (but in any event within 36 hours) after receipt or occurrence of (i) any Company Acquisition Proposal, (ii) any proposed discussions, negotiations or inquiries that would reasonably be expected to lead to a Company Acquisition Proposal, and (iii) the material terms and conditions of any such Company Acquisition Proposal and the identity of the Person making any such Company Acquisition Proposal or with whom such discussions or negotiations are taking place, in each case, if such request for information, inquiry or proposal would reasonably be expected to lead to a Company Acquisition Proposal.
     3.4 Restrictions on Hedging. Prior to the termination of this Agreement, without Parent’s prior written consent, the Stockholder shall not directly or indirectly enter into any forward sale, hedging or similar transaction involving any Company Securities, or involving any shares of Parent Common Stock that the Stockholder will receive at the Effective Time upon the Closing of the Amalgamation pursuant to the Plan of Amalgamation, including any transaction by which any of the Stockholder’s economic risks and/or rewards or ownership of, or voting rights with respect to, any such Company Securities or Parent Common Stock are transferred or affected; provided, however, the Stockholder shall be permitted to grant stock options pursuant to a share option plan to purchase shares of Parent Common Stock and shall be permitted to enter into any amendments to the terms of the STTC GC Share Option Plan.
     3.5 Efforts.
          (a) The Stockholder shall cooperate with Parent in good faith with respect to submitting such forms, filings and notices as may be reasonably required under the HSR Act, the Communications Act, and Section 721 of the Defense Production Act (collectively, the “Specified Laws”) in order to consummate the Amalgamation and the other transactions contemplated by this Agreement, the Plan of Amalgamation, and the Amalgamation Agreement.

          (b) Parent shall, in connection with, or in relation to, satisfaction of the conditions set forth in Sections 8.1(d), (e) and (g) of the Plan of Amalgamation, (i) cooperate in all respects and consult with the Stockholder, its representatives and/or advisors in connection with any filing or submission under any of the Specified Laws, and in connection with any investigation or other inquiry related thereto, including by allowing the Stockholder, its representatives and/or advisors to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the Stockholder, its representatives and/or advisors of any substantive communication received by or on behalf of Parent from, or given by or on behalf of Parent to, any Governmental Entities under any of the Specified Laws, by promptly providing copies to the Stockholder, its representatives and/or advisors of any such written substantive communications, regarding any of the transactions contemplated by this Agreement, the Plan of Amalgamation, and the Amalgamation Agreement; and (iii) permit the Stockholder, its representatives and/or advisors to review any substantive communication that it gives to, and consult with the Stockholder, its representatives and/or advisors in advance of any substantive meeting, telephone call or conference with, any Governmental Entities under any of the Specified Laws, and to the extent permitted by such Governmental Entities, give the Stockholder, its representatives and/or advisors the opportunity to attend and participate in such substantive meetings, telephone calls and conferences.
          (c) In the event that any Governmental Entities specifically require that the Stockholder be a party to a network security agreement in order for the condition in Section 8.1(g) of the Plan of Amalgamation to be satisfied, the Stockholder shall use its commercially reasonable efforts to negotiate and agree to enter into such network security agreement, provided, that such agreement shall impose no obligations, duties, limitations or restrictions on the Stockholder, its director designees on the board of directors of the Parent (the “Parent Board”), or on the Stockholder’s rights under the Stockholder Rights Agreement, other than the following: (i) a requirement that one or more of the individuals to be designated by the Stockholder to the Parent Board pursuant to the Stockholder Rights Agreement, shall be required to meet specified qualification criteria in order to serve as members of the Parent Board; and (ii) a waiver of sovereign immunity by the Stockholder in connection with such agreement; provided further, however, that, notwithstanding anything to contrary in this Agreement (including Section 3.5(d)) in no event shall the Stockholder be required to enter in to any network security agreement that contains the limitations specified in clause (i), unless the number of directors that the Stockholder is entitled to designate to serve on the Parent Board who are not required to meet any qualification criteria and who therefore may be designated to the Parent Board in the sole discretion of the Stockholder shall be not less than the greater of (i) two, and (ii) half of the total number of directors that the Stockholder is entitled to designate pursuant to the Stockholder Rights Agreement, rounded up to the nearest whole number.
          (d) In connection with obtaining the approval of any Governmental Entity the receipt of which is a condition to consummate the transactions contemplated by the Plan of Amalgamation, neither Parent nor any of its Subsidiaries shall, without the prior written consent of the Stockholder, enter into any contract or agreement or any amendment or modification to a contract or agreement with any Governmental Entity that would adversely affect the rights and powers of the Stockholder or any of its Affiliates, including with respect to the Stockholder’s designees to the Parent Board, in each case, under the Stockholder Rights Agreement; provided, however, that, the foregoing shall in no way limit the ability of Parent to agree with a

Governmental Entity to have a security committee of the Parent Board with a scope of duties and powers that is substantially consistent with the scope of duties and powers of the security committee of the Company as of the date of this Agreement.
          (e) Notwithstanding anything to the contrary contained in this Agreement, except as specifically set forth in Section 3.5(c), Parent expressly acknowledges and agrees that none of the Stockholder or any of its Affiliates, nor any of the Stockholder’s designees to the Parent’s Board, shall be required to agree to any terms, conditions or modifications with respect to obtaining the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders in connection with the Amalgamation or the consummation of the transactions contemplated by the Plan of Amalgamation, the Amalgamation Agreement or this Agreement.
          (f) “Stockholder Rights Agreement” shall mean that certain Stockholder Rights Agreement, dated the date of this Agreement, between Parent and the Stockholder.
     3.6 Amendments to the Plan of Amalgamation. Parent agrees that, without the prior written consent of the Stockholder, no amendment shall be made to the Plan of Amalgamation or the Amalgamation Agreement following receipt of the Required Company Vote which would (i) reduce the Exchange Ratio, (ii) alter or change the kind of securities that constitute the Amalgamation Consideration, or (iii) adversely affect the holders of the Company Common Shares or the shares of Convertible Preferred Stock, without obtaining the requisite approval by the shareholders of the Company.
     SECTION 4. Voting Agreement.
     4.1 Voting Agreement. The Stockholder hereby agrees that, at any meeting of the shareholders of the Company, however called, in any action by written consent of the shareholders of the Company, or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote the Shares owned beneficially or of record by the Stockholder as follows:
          (a) in favor of adoption of the Plan of Amalgamation and the Amalgamation Agreement, and approval of the terms thereof and of the Amalgamation, and the other transactions contemplated thereby;
          (b) against any action or agreement that has or would be reasonably likely to result in any conditions to the Company’s obligations under Article VIII of the Plan of Amalgamation not being fulfilled;
          (c) against any Company Acquisition Proposal;
          (d) against any amendments to the Company Organizational Documents if such amendment would reasonably be expected to prevent or delay the consummation of the Closing; and
          (e) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, or postpone the Amalgamation or the transactions contemplated by the Plan of Amalgamation and the Amalgamation Agreement or change in any manner the voting rights of any class of stock of the Company.
Notwithstanding the foregoing:
     (I) in the event that if at any time prior to the receipt of the Required Company Vote, the Company’s Board of Directors shall have failed to recommend or shall have withdrawn or modified or changed in a manner adverse to Parent its approval or recommendation of the Plan of Amalgamation, the Amalgamation Agreement or the Amalgamation, other than in response to a Company Acquisition Proposal, the Stockholder shall vote (i) that number of Shares of Company Common Stock and that number of Shares of Company Preferred Stock owned beneficially or of record by the Stockholder in favor of adoption of the Plan of Amalgamation and the Amalgamation Agreement, and approval of the terms thereof and of the Amalgamation, and the other transactions contemplated thereby, at least equal to the number of Shares of Company Common Stock and Company Preferred Stock, as the case may be, owned beneficially or of record by the Stockholder, multiplied in each case by the percentage of the outstanding shares of Company Common Stock owned by holders of the Company Common Stock (other than the Stockholder) that voted in favor of adoption of the Plan of Amalgamation and the Amalgamation Agreement, and approval of the terms thereof and of the Amalgamation, and the other transactions contemplated thereby, and (ii) all other Shares owned beneficially or of record by the Stockholder, in its sole discretion; and
     (II) in the event that there is any amendment to the Plan of Amalgamation which (i) reduces the Exchange Ratio, (ii) alters or changes the kind of securities that constitute the Amalgamation Consideration, or (iii) adversely affects the holders of the Company Common Shares or the shares of Convertible Preferred Stock, the Stockholder shall have no obligation to vote any of its Shares in accordance with this Section 4.1 with respect to the Plan of Amalgamation as so amended.
     4.2 Other Voting. The Stockholder may vote on all issues that may come before a meeting of the stockholders of the Company in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.
     4.3 No Limitation. Nothing in this Agreement shall be deemed to govern, restrict or relate to any actions, omissions to act, or votes taken or not taken by any designee, representative, officer or employee of the Stockholder or any of its Affiliates serving on the Company’s Board of Directors in such person’s capacity as a director of the Company, and no such action taken by such person in his capacity as a director of the Company shall be deemed to violate any of the Stockholder’s duties under this Agreement.
     SECTION 5. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder as follows:
     5.1 Organization. Parent is duly organized, validly existing, and in good standing under the laws of the State of Delaware.

     5.2 Authority Relative to this Agreement. Parent has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.
     5.3 No Conflict. The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Parent, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of Parent or any other agreement to which such Parent is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent’s property or assets.
     SECTION 6. Further Assurances. The Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request in order to vest, perfect, confirm or record the rights granted to Parent under this Agreement.
     SECTION 7. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith the Stockholder shall and hereby does authorize Parent to notify the Company’s transfer agent that there is a stop transfer order with respect to all Shares (and that this Agreement places limits on the voting and transfer of the Shares). The Stockholder further agrees to cause the Company not to register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.
     SECTION 8. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, other than shares of Company Common Stock transferred upon exercise of the STTC GC Stock Options. In the event of any stock split, stock dividend, merger, amalgamation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock, Convertible Preferred Stock or other voting securities of the Company, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock, Convertible Preferred Stock or other Company Securities issued to or acquired by the Stockholder.

     SECTION 9. Termination. Notwithstanding anything to the contrary contained herein, the term of this Agreement and the obligations of the parties hereto shall commence on the date hereof and shall terminate upon the earliest of (i) the mutual agreement of Parent and the Stockholder, (ii) the Effective Time, or (iii) the termination of the Plan of Amalgamation in accordance with its terms.
     SECTION 10. Miscellaneous.
     10.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.
     10.2 Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.
     10.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.
     10.4 Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.
     10.5 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
     10.6 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
     10.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.
     10.8 Notices.

          (a) Any notices, reports or other correspondence (hereinafter collectively referred to as “correspondence”) required or permitted to be given hereunder shall be sent by telecopy/facsimile, postage prepaid first class mail, courier or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. Except as specifically set forth below, the date of giving any notice shall be the date of its actual receipt.
          (b) All correspondence to Parent shall be addressed as follows:

Level 3 Communications, Inc. 1025 Eldorado Blvd. Broomfield, CO 80303 Telecopy/Facsimile: 720-888-5127
Attention:	John M. Ryan, Executive Vice President, Chief Legal Officer and Secretary

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 Telecopy/Facsimile: (212) 728-8111
Attention:	David K. Boston Laura L. Delanoy
          (c) All correspondence to the Stockholder shall be addressed as follows:

c/o Singapore Technologies Telemedia Pte Ltd
51 Cuppage Road, #09-01 StarHub Centre
Singapore 229469
Telecopy/Facsimile: + 65 6720-7220
Attention:	General Counsel

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111
Telecopy/Facsimile: (415) 395-8095
Attention: John M. Newell
          (d) Any Person may change the address to which correspondence to it is to be addressed by notification as provided for herein.
               10.9 Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the laws of the State of New York.

               10.10 Exclusive Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement or the transactions contemplated by this Agreement shall be brought against any of the parties in any Federal court located in the State of New York, or any New York state court, and each of the parties hereto hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or outside the State of New York. Without limiting the generality of the foregoing, each party hereto agrees that service of process upon such party at the address referred to in Section 10.8 together with written notice of such service to such party, shall be deemed effective service of process upon such party.
               10.11 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
               10.12 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
[Rest of page intentionally blank.]

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

LEVEL 3 COMMUNICATIONS, INC.
By:	/s/ James Q. Crowe
	Name:	James Q. Crowe
	Title:	Chief Executive Officer and Director

STT CROSSING LTD.
By:	/s/ Lee Theng Kiat
	Name:	Lee Theng Kiat
	Title:	Director

[Signature Page to the Voting Agreement]

SCHEDULE A

Name and Address	Number and Class
of Stockholder	of Shares Owned	Total Number of Votes

STT Crossing Ltd.	29,351,431 shares of Company Common Stock	29,351,431

	18,000,000 shares of Convertible Preferred Stock	18,000,000